# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AVAX One Technology Ltd., CIK 0001826397
CUSIP: 05353F207
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 215 S. Olive Avenue, Suite 201, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 09/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001900322

## Reporting persons
- NORTH ROCK DIGITAL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 720,000; sole dispositive power 0; shared dispositive power 720,000; aggregate amount beneficially owned 720,000 (9.73% of the class)
  Comment: The percentages used herein are calculated based upon 7,397,383 shares outstanding as of 8/12/26, as disclosed in the company's 10-Q filed 8/13/26.
- NORTH ROCK DIGITAL GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 720,000; sole dispositive power 0; shared dispositive power 720,000; aggregate amount beneficially owned 720,000 (9.73% of the class)
  Comment: The percentages used herein are calculated based upon 7,397,383 shares outstanding as of 8/12/26, as disclosed in the company's 10-Q filed 8/13/26.
- POSITIVO LLC: type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); sole voting power 0; shared voting power 710,000; sole dispositive power 0; shared dispositive power 710,000; aggregate amount beneficially owned 710,000 (9.6% of the class)
  Comment: The percentages used herein are calculated based upon 7,397,383 shares outstanding as of 8/12/26, as disclosed in the company's 10-Q filed 8/13/26.
- POSITIVO MANAGEMENT LLC: type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); sole voting power 0; shared voting power 710,000; sole dispositive power 0; shared dispositive power 710,000; aggregate amount beneficially owned 710,000 (9.6% of the class)
  Comment: The percentages used herein are calculated based upon 7,397,383 shares outstanding as of 8/12/26, as disclosed in the company's 10-Q filed 8/13/26.
- PHILIP H. PRESS: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,430,000; sole dispositive power 0; shared dispositive power 1,430,000; aggregate amount beneficially owned 1,430,000 (19.33% of the class)
  Comment: The percentages used herein are calculated based upon 7,397,383 shares outstanding as of 8/12/26, as disclosed in the company's 10-Q filed 8/13/26.
- ALEXANDER M. WLEZIEN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,430,000; sole dispositive power 0; shared dispositive power 1,430,000; aggregate amount beneficially owned 1,430,000 (19.33% of the class)
  Comment: The percentages used herein are calculated based upon 7,397,383 shares outstanding as of 8/12/26, as disclosed in the company's 10-Q filed 8/13/26.

## Item 1. Issuer
Name of issuer: AVAX One Technology Ltd.
Address of issuer's principal executive offices: 215 S. Olive Avenue, Suite 201, West Palm Beach, Florida 33401.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by:

North Rock Digital, LP, a Delaware limited partnership ("North Rock");
North Rock Digital GP, LLC, a Delaware limited liability company and the general partner of North Rock ("North Rock GP");
Positivo LLC, a Puerto Rico limited liability company ("Positivo");
Positivo Management LLC, a Puerto Rico limited liability company and the investment manager of Positivo ("Positivo Management");
Philip H. Press ("Mr. Press"); and
Alexander M. Wlezien ("Mr. Wlezien").

Each of the foregoing is sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

North Rock directly owns 720,000 common shares (the "North Rock Shares"), no par value (the "Common Shares"), of AVAX One Technology Ltd. (the "Issuer"), representing approximately 9.73% of the outstanding Common Shares. North Rock GP, as the general partner of North Rock, may be deemed to share voting and dispositive power with respect to the North Rock Shares. Mr. Press and Mr. Wlezien, as the holders of the managing membership interests of North Rock GP and the persons having ultimate authority with respect to investment and trading decisions of North Rock GP, may be deemed to share voting and dispositive power with respect to the North Rock Shares.

Positivo directly owns 720,000 Common Shares of the Issuer (the "Positivo Shares"), representing approximately 9.60% of the outstanding Common Shares. Positivo Management has been appointed to direct the investment decisions of Positivo and, in such capacity, may be deemed to share voting and dispositive power with respect to the Positivo Shares. Mr. Press and Mr. Wlezien, as members and Co-Chief Investment Officers of Positivo Management with authority to make and implement investment and trading decisions, may be deemed to share voting and dispositive power with respect to the Positivo Shares.

Accordingly, Mr. Press and Mr. Wlezien may be deemed to beneficially own an aggregate of 1,430,000 Common Shares, consisting of the North Rock Shares and the Positivo Shares, in the aggregate, and representing approximately 19.33% of the outstanding Common Shares.

The filing of this Schedule 13G shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities reported herein as beneficially owned by such Reporting Person, except to the extent of such Reporting Person's pecuniary interest therein.

The Reporting Persons are filing this Schedule 13G jointly pursuant to Rule 13d-1(k)(1). The filing of this Schedule 13G jointly, and the Joint Filing Agreement attached hereto as Exhibit 1, shall not be construed as an admission that any of the Reporting Persons constitute or have formed a "group" within the meaning of Section 13(d)(3) or Section 13(g)(3) of the Exchange Act or Rule 13d-5 thereunder.
Address of principal business office or, if none, residence:
1095 Calle Wilson PH-2
Puerta del Condado Condominium
San Juan, Puerto Rico 00907
Citizenship:
North Rock is a Delaware limited partnership.
North Rock GP is a Delaware limited liability company.
Positivo is a Puerto Rico limited liability company.
Positivo Management is a Puerto Rico limited liability company.
Mr. Press is a citizen of the United States.
Mr. Wlezien is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
North Rock Digital, LP: 720,000

North Rock Digital GP, LLC: 720,000

Positivo LLC: 710,000

Positivo Management LLC: 710,000

Philip H. Press: 1,430,000

Alexander M. Wlezien: 1,430,000

North Rock is the direct owner of the North Rock Shares. North Rock GP, as the general partner of North Rock, may be deemed to beneficially own the North Rock Shares. Mr. Press and Mr. Wlezien, as the holders of the managing membership interests of North Rock GP with ultimate authority over investment and trading decisions, may also be deemed to beneficially own the North Rock Shares.

Positivo is the direct owner of the Positivo Shares. Positivo Management, as the investment manager responsible for directing investment decisions of Positivo, may be deemed to beneficially own the Positivo Shares. Mr. Press and Mr. Wlezien, as members and Co-Chief Investment Officers of Positivo Management with authority to make and implement trading decisions, may also be deemed to beneficially own the Positivo Shares.

Accordingly, Mr. Press and Mr. Wlezien may be deemed to beneficially own the North Rock Shares and the Positivo Shares, in the aggregate.

The Reporting Persons expressly disclaim beneficial ownership of securities reported herein except to the extent of their respective pecuniary interests therein.
Percent of class:
North Rock Digital, LP: 9.73%

North Rock Digital GP, LLC: 9.73%

Positivo LLC: 9.60%

Positivo Management LLC: 9.60%

Philip H. Press: 19.33%

Alexander M. Wlezien: 19.33%
Sole power to vote or to direct the vote:
North Rock Digital, LP: 0

North Rock Digital GP, LLC: 0

Positivo LLC: 0

Positivo Management LLC: 0

Philip H. Press: 0

Alexander M. Wlezien: 0
Shared power to vote or to direct the vote:
North Rock Digital, LP: 720,000

North Rock Digital GP, LLC: 720,000

Positivo LLC: 710,000

Positivo Management LLC: 710,000

Philip H. Press: 1,430,000

Alexander M. Wlezien: 1,430,000
Sole power to dispose or to direct the disposition:
North Rock Digital, LP: 0

North Rock Digital GP, LLC: 0

Positivo LLC: 0

Positivo Management LLC: 0

Philip H. Press: 0

Alexander M. Wlezien: 0
Shared power to dispose or to direct the disposition:
North Rock Digital, LP: 720,000

North Rock Digital GP, LLC: 720,000

Positivo LLC: 710,000

Positivo Management LLC: 710,000

Philip H. Press: 1,430,000

Alexander M. Wlezien: 1,430,000

The percentages reported above are based upon 7,397,383 common shares, no par value, outstanding as of August 12, 2026, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The partners, members and other investors in North Rock and Positivo have economic interests in the assets of their respective investment vehicles and may have the right to participate in distributions made by such investment vehicles. No person other than a Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, securities reported herein representing more than five percent of the outstanding Common Shares of the Issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exihibit 1 - Joint Filing Agreement

## Signatures
- NORTH ROCK DIGITAL, LP: /s/ Philip H. Press, Philip H. Press, Manager (09/29/2026)
- NORTH ROCK DIGITAL GP, LLC: /s/ Philip H. Press, Philip H. Press, Manager (09/29/2026)
- POSITIVO LLC: /s/ Philip H. Press, Philip H. Press, Manager (09/29/2026)
- POSITIVO MANAGEMENT LLC: /s/ Philip H. Press, Philip H. Press, Co-Chief Investment Officer (09/29/2026)
- PHILIP H. PRESS: /s/ Philip H. Press, Philip H. Press (09/29/2026)
- ALEXANDER M. WLEZIEN: /s/ Alexander M. Wlezien, Alexander M. Wlezien (09/29/2026)